

Mail Stop 3561

June 6, 2016

Mark T. Lynn
Chief Executive Officer
Denim.LA, Inc.
899 Beverly Blvd., Suite 600
West Hollywood, CA 90069

> **Re: Denim.LA, Inc.**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed June 1, 2016**
> **File No. 024-10535**

Dear Mr. Lynn:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 14, 2016 letter.

General

1.   We note your response to prior comment 1 and your disclosure regarding the convertible nature of the securities. Please revise the Form 1-A to include in the offering being qualified pursuant to Regulation A the common stock underlying the Series A preferred stock in this offering. See the Note to Rule 251(a) of Regulation A. For example, your cover page should include up to 12,500,000 shares of common stock. Lastly, please reconcile the maximum offering amount with the disclosure in Section 1(d) of the Subscription Agreement.

Cover Page, page i

2.	We note your response to prior comment 3. Please revise the cover page to provide the table in the form set forth in Item 1(e) of Part II of Form 1-A. In addition, we note that the duration of the offering may be up to one year. However, as we previously noted, the right of first refusal provides 10 days for major shareholders to exercise their right of first refusal and then the company would only have 90 days under this provision to sell those securities. Please reconcile, given the limitations on the duration of the offering due to the right of first refusal and explain how the offering will be prompt and continuous under Rule 415(a)(1)(ix) of Regulation S-K.

Exhibits

3.	We note your response to prior comment 5. Please file your lease agreement as an exhibit. See Item 17(6)(b)(iv) of Form 1-A.

4.	We note your response to prior comment 9. It appears that you are substantially dependent on your outsourcing agreement with Newgistics. Please file this agreement as an exhibit. See Item 17(6)(b)(ii) of Form 1-A.

5.	We note your related party loans receivable with Mark Lynn and Corey Epstein. Please file copies of all written agreements or summaries of the oral arrangements pursuant to Item 17(6)(b)(i). In this regard, we also note the officer stock issuance and promissory note and the $70,000 loan with Mark Lynn.

6.	We note that Section 6 of the subscription agreement indicates that each investor consents to the exclusive jurisdiction of the State of California. Please disclose this provision in the risk factors and highlight the impact to potential investors. For example, it appears this provision may limit a shareholder's ability to bring a claim against you.

	You may contact Jonathan Burr at (202) 551-5833 or Pamela Howell at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc:	Andrew Stephenson
	KHLK LLP